Exhibit 99.2

IMV Inc. Files Preliminary Prospectus Supplement for Proposed Public Offering
of Common Shares

Darthmouth, Nova Scotia; February 28, 2019 – IMV Inc. (“IMV” or the “Corporation”) (NASDAQ: IMV; TSX: IMV), a clinical-stage immuno-oncology corporation, has today filed a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated June 5, 2018 (the “Base Prospectus”) in connection with a proposed public offering of its common shares (the “Offering”). The Supplement was filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland and Labrador. The Supplement was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as amended (the “Registration Statement”), which was declared effective by the SEC on June 6, 2018, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial select advanced or recurrent solid tumours in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumours shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

The Corporation also expects to grant to the underwriters a 30-day option to purchase up to an additional 15% of the number of common shares offered in the Offering. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the common shares on the TSX and Nasdaq and any required approvals of each exchange.

Wells Fargo Securities and Raymond James are acting as joint book-running managers for the Offering. B. Riley FBR is acting as co-manager.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Wells Fargo Securities, Attn: Equity Syndicate, 375 Park Avenue, New York, NY 10152, by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com or from Raymond James, Attn: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863, or e-mail at prospectus@raymondjames.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Corporation has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About IMV Inc.

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies in collaboration with Merck.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Offering, the anticipated size of the Offering, the granting of the over-allotment option and the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to known and unknown risks and uncertainties affecting the Corporation, including market conditions, access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: AndreaCohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations
T: (902) 492-1819 E: info@imv-inc.com